PRESS RELEASE

DECOMA ANNOUNCES CONSOLIDATION PLAN AND FOURTH QUARTER IMPAIRMENT CHARGES

Concord, Ontario, December 6, 2004 . . . Decoma International Inc.'s (TSX:DEC.SV.A; NASDAQ:DECA) board of directors announced today that it has approved a plan to cease anodizing operations currently being conducted at the Company's Anotech facility located in Concord, Ontario. The plan provides that those programs that are currently at Anotech will be transferred to the Company's Mytox and Rollstamp facilities. As a result, the shutdown plan will not have a significant impact on the Company's overall consolidated sales.

The above plan is expected to be fully implemented during the second quarter of 2005. The plan will result in a write down of Anotech's anodizing fixed assets to salvage value in the fourth quarter of 2004. The write down is currently expected to approximate US$16.4 million (US$10.8 million after tax), subject to final determination of asset salvage values. In addition, the plan will result in severance costs which are expected to approximate US$3.6 million (US$2.4 million after tax) which costs are also expected to be recorded in the fourth quarter of 2004.

The above course of action is expected to result in improved capacity utilization at both the Mytox and Rollstamp facilities. As a result, the Company's overall manufacturing costs are expected to be reduced commencing in the third quarter of 2005.

With respect to its European operations, the Company also announced today that it will record a fourth quarter impairment charge related to Prometall's metal trim assets and the extrusion assets located at its Decotrim facility. The impairment charge will approximate US$16 million (US$16 million after tax), subject to final determination of asset salvage values. This impairment charge is a result of losses that are projected to continue throughout the current business planning period as a result of existing sales levels and limited sales growth prospects, relative to certain assets at these facilities. The above write down will have no impact on the operations of Decotrim or Prometall, which will continue in the normal course.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 52 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out therein, and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075